UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.004 Per Share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason M. Colombo
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 518613203	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON CPV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 112,102,116 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 15,995,974 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,102,116 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 518613203	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Cohen Private Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 12,833 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 12,833 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,833 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 518613203	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 112,114,949 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,008,807 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,114,949 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the initial statement on Schedule 13D filed by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen (the “Initial Reporting Persons”) on February 16, 2017, as amended by Amendment No. 1 filed by the Initial Reporting Persons on January 5, 2018, Amendment No. 2 filed by the Initial Reporting Persons and Cohen Private Ventures, LLC (“Cohen Private Ventures”) on April 25, 2018 and Amendment No. 3 filed by Steven A. Cohen and Cohen Private Ventures on November 21, 2018.  This Amendment No. 4 is being filed by Steven A. Cohen, CPV Partners, LLC (“CPV Partners”) and Cohen Private Ventures (collectively, the “Reporting Persons”) to report the assignment, effective December 31, 2018 (the “Assignment”), of investment management authority by Cohen Private Ventures to CPV Partners with respect to certain investment funds that hold limited partnership interests in Wengen Alberta, Limited Partnership (“Wengen”). As a result of the Assignment, CPV Partners, and not Cohen Private Ventures, will have beneficial ownership over certain of the securities of the Issuer previously reported as beneficially owned by Cohen Private Ventures.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a) This Statement is filed by the Reporting Persons with respect to the Class A Common Stock beneficially owned by the Wengen Investors (which term includes CPV Partners and Steven A. Cohen) and the Class A Common Stock beneficially owned directly by the Reporting Persons.
CPV Partners maintains investment and voting power with respect to the securities held by certain investment funds it manages.  As described above, limited partnership interests in Wengen are held by investment funds managed by CPV Partners.  Following the Assignment, Cohen Private Ventures no longer has investment or voting power with respect to securities held by such investment funds.  Cohen Private Ventures directly owns certain shares of Class A Common Stock and Class B Common Stock, as described herein.  Steven A. Cohen is the senior managing member of CPV Partners and he is the sole member of Cohen Private Ventures.
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of the Reporting Persons is 72 Cummings Point Road, Stamford, CT 06902.
(c) The principal business of CPV Partners is to serve as an investment manager to one or more private investment funds and to control the investing and trading in securities by these private investment funds.  The principal business of Cohen Private Ventures is to provide certain services to CPV Partners and its affiliates.  The principal business of Steven A. Cohen is to serve as a principal of CPV Partners and other affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On January 8, 2016, the SEC issued an order accepting an offer of settlement from Steven A. Cohen related to allegations that Steven A. Cohen failed reasonably to supervise an employee of an investment adviser controlled by Steven A. Cohen with a view to preventing such employee’s violation of the securities laws.  The order prohibited Steven A. Cohen from being associated in a supervisory capacity with any investment adviser, broker or dealer until December 31, 2017.  See Advisers Act Release No. IA-4307 (January 8, 2016).
(f) Each of Cohen Private Ventures and CPV Partners is a Delaware limited liability company.  Steven A. Cohen is a United States citizen.
Item 5.   Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.
a) and b)  CPV Partners may be deemed to beneficially own an aggregate of 112,102,116 shares of Class A Common Stock, which represents, in the aggregate, approximately 51.5% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), as a result of its indirect ownership of Class B Common Stock through Wengen.  Cohen Private Ventures may be deemed to beneficially own an aggregate of 12,833 shares of Class A Common Stock, which represents less than 0.1% of the outstanding shares of the Issuer’s Class A Common Stock, as a result of its direct ownership of Class A Common Stock and Class B Common Stock.  Steven A. Cohen may be deemed to beneficially own an aggregate of 112,114,949 shares of Class A Common Stock, which represents, in the aggregate, approximately 51.5% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, as a result of his indirect ownership of Class B Common Stock through Wengen and Class B Common Stock and Class A Common Stock through Cohen Private Ventures which he controls.
Wengen beneficially owns an aggregate of 112,102,116 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of

Wengen is Wengen Investments Limited (“Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including CPV Partners and Steven A. Cohen (together, the “Relevant Reporting Persons”), may be deemed to have shared voting power over the 112,102,116 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 112,102,116 shares of Class B Common Stock held by Wengen, the Relevant Reporting Persons may be deemed to have shared voting and investment power over 15,995,974 shares of Class B Common Stock owned directly by Wengen, equal to 7.3% of the total Common Stock.
The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below.
Steven A. Cohen and Cohen Private Ventures may be deemed to have shared voting and investment power over 12,833 aggregate shares of Class A Common Stock and Class B Common Stock owned directly by Cohen Private Ventures, which is controlled by Steven A. Cohen, equal to less than 0.1% of the total Common Stock.
The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on an aggregate of 217,850,331 shares of Class A Common Stock, which includes (1) 103,904,217 shares of Class A Common Stock outstanding as of November 20, 2018, as set forth in the final prospectus supplement filed by the Issuer with the SEC on November 16, 2018, (the “Supplement”), plus an additional 1,837,500 (as described in the November Wengen 13D/A), (2) 112,102,116 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen and (3) 6,498 shares of Class A Common Stock that Cohen Private Ventures, an entity controlled by Steven A. Cohen, may acquire upon the conversion of Class B Common Stock owned by Cohen Private Ventures.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Relevant Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The Relevant Reporting Persons may be deemed to be the beneficial owner of the securities held directly by the Wengen Investors and Wengen, in each case, as described more fully in this Statement.
The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.
Wengen, the other Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.
c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.
d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the Wengen Investors and the other investors in Wengen and their respective affiliates.
e) Cohen Private Ventures ceased to be the beneficial owner of more than five percent (5%) of the shares of the Issuer’s Class A Common Stock on December 31, 2018.
Item 7.   Materials to be Filed as Exhibits.
Item 7 of the Initial Filing is amended to include the following:
Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of January 4, 2019, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2019

CPV PARTNERS, LLC
By:  /s/ Andrew B. Cohen
Name: Andrew B. Cohen
Title: Authorized Person

COHEN PRIVATE VENTURES, LLC

By:  /s/ Andrew B. Cohen
Name: Andrew B. Cohen
Title: Authorized Person

STEVEN A. COHEN

By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person